JOHN S. MARTEN ATTORNEY AT LAW 312-609-7753 jmarten@vedderprice.com
January 11, 2012

VIA EDGAR Ms. Deborah O’Neal Johnson Division of Investment Management Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	William Blair Funds (the "Registrant" or the "Trust") Registration Nos. 333-17463 and 811-5344

Dear Ms. O’Neal-Johnson:

On behalf of the Registrant, this letter is in response to the comments you relayed during our telephone conference on September 21, 2011, regarding the Registrant’s Post-Effective Amendment No. 75 to its Registration Statement on Form N-1A filed on September 2, 2011 pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of registering shares of a new series of the Trust, the William Blair Commodity Long/Short Strategy Fund.

Comments

1.   Comment:  If estimated “Acquired Fund Fees and Expenses” are greater than 1 basis point, include a separate line item in the “Annual Fund Operating Expenses” table.

Response:  “Acquired Fund Fees and Expenses” are not estimated to be greater than 1 basis point and therefore no separate line item for “Acquired Fund Fees and Expenses” is included in the “Annual Fund Operating Expenses” table.

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales

Ms. Deborah O'Neal Johnson
January 11, 2012

2.   Comment:  Confirm supplementally whether “Acquired Fund Fees and Expenses” are excluded from the Advisor’s agreement to waive fees and/or reimburse expenses for the Fund.  In the second footnote to the “Annual Fund Operating Expenses” table state all exclusions from the Advisor’s agreement to waive fees and/or reimburse expenses.  In addition, include all the exclusions from the Adviser’s expense limitation agreement in similar disclosure in the “Management of the Fund” section of the Prospectuses and in the Statement of Additional Information.

Response:  The Fund confirms supplementally that “Acquired Fund Fees and Expenses” are excluded from the Advisor’s agreement to waive fees and/or reimburse expenses (the “expense limitation”) for the Fund.  The Fund has amended the disclosures in the Fund’s Prospectuses and Statement of Additional Information to state that “Acquired Fund Fees and Expenses” are excluded from the expense limitation.  The Advisor confirms that all exclusions to the expense limitation are included in the disclosures in the Fund’s Prospectuses and the Statement of Additional Information.

3.   Comment:  In the second footnote to the “Annual Fund Operating Expenses” table remove the following clause: “the Advisor may continue to waive fees and/or reimburse expenses thereafter.”  In addition, remove the same clause from similar disclosure in the “Management of the Fund” section of the Prospectuses and in the Statement of Additional Information.

Response:  The requested changes have been made in the Fund’s Prospectuses and the Statement of Additional Information.

4.   Comment:  Confirm supplementally whether the Board of Trustees of the Trust can terminate the expense limitation before the stated expiration of the agreement.

Response:  The agreement provides that the agreement shall terminate with respect to any Fund upon the earlier of the termination of the Management Agreement or the date of the expiration of the expense limitation.  The agreement may only be amended through an agreement in writing between the Fund (i.e., the Board of Trustees) and the Advisor.

5.   Comment:  The Advisor’s contractual agreement to waive fees and/or reimburse expenses must extend for at least one year from the date of the Prospectuses to be included in the “Annual Fund Operating Expenses” table.

Response:  The Fund confirms that the Advisor’s contractual agreement to limit expenses extends for at least one year from the date of the Prospectuses.

Ms. Deborah O'Neal Johnson
January 11, 2012

6.   Comment:  In the fundamental policy relating to Commodities in the Statement of Additional Information remove the word “physical” where it appears.

Response:  The requested change has been made.

7.   Comment:  In the “Principal Risks of Investing” section in the Summary section, clarify the statement about the Advisor’s management of separate accounts.

Response:  The Fund has revised the disclosure regarding the Advisor’s management of separate accounts as follows:

“Separate accounts managed by the Advisor may invest in the Fund and, therefore, the Advisor at times may have discretionary authority over a significant portion of the assets invested in the Fund.  In such instances, the Advisor’s decision to make changes to or rebalance its clients’ allocations in the separate accounts may substantially impact the Fund’s performance.”

8.   Comment:  In the Fund’s name, “Strategy” should modify “Commodity.”

Response:  The Board of Trustees of the Trust have approved a name change for the Fund.  The Fund is now named “William Blair Commodity Strategy Long/Short Fund.”

9.   Comment:  In a footnote to the “Annual Fund Operating Expenses” table, include an estimate of the performance fees expected to be charged by the independent commodity trading advisors in basis points as a percentage of an investment in the Fund; a range would be acceptable.  In the footnote, also include what the total annual operating expenses of the Fund would be if performance fees were included in the table and what total annual operating expenses would be after fee waivers and/or expense reimbursements.

Response:  The Fund currently intends to seek exposure to the commodity trading strategies of commodity trading advisors (each a “CTA”) by investing in a total return swap.  The amounts to be exchanged pursuant to the total return swap will be based on a customized index designed to replicate the returns of CTAs selected by the Advisor.  In accordance with Rule 6-07 of Regulation S-X, any payments to be made to the counterparty in connection with the total return swap would not be shown as an expense in the Fund’s statement of operations and, therefore, would not be reflected in the Fund’s Annual Fund Operating Expenses table by Form N-1A (see Instruction 3(c)(i) to Item 3).  The Fund has added additional disclosure

Ms. Deborah O'Neal Johnson
January 11, 2012

regarding the total return swap, including how the amounts to be exchanged pursuant to the total return swap will be determined, in the Principal Investment Strategies section in the Prospectus and also in the Statement of Additional Information.

10.   Comment:  In the Principal Investment Strategies section, the disclosure states that an Underlying Vehicle could be a separately managed account.  Discuss supplementally whether a commodity trading advisor to a separately managed account should be considered an investment adviser for purposes of the Investment Advisers Act of 1940.

Response:  Since the time of filing the initial registration statement, it has been determined that an Underlying Vehicle would not be a separately managed account and the disclosure stating that an Underlying Vehicle could be a separately managed account has been deleted.

11.   Comment:  If the Fund’s wholly-owned Cayman Islands subsidiary, William Blair CLS Ltd. (the “Subsidiary”), will have its own wholly-owned subsidiary, indicate whether the financial statements of each subsidiary would be consolidated with the financial statements of the Fund.

Response:  The Fund currently intends to seek exposure to the commodity trading strategies of CTAs selected by the Advisor by investing through the Subsidiary in a total return swap  and, therefore, the Subsidiary will not have its own wholly-owned subsidiary.  However, the Fund may in the future gain exposure to CTA trading strategies by investing through the Subsidiary in limited liability companies, limited partnerships, corporations and other pooled investment vehicles (“Underlying Vehicles”), including one or more Underlying Vehicles that are wholly-owned subsidiaries of the Subsidiary (a “Second-tier Subsidiary”).  If the Subsidiary invests through a Second-tier Subsidiary, then to the extent required by generally accepted accounting principles (“GAAP”), the financial statements of a Second-tier Subsidiary will be consolidated with the financial statements of the Subsidiary and the Fund.

12.   Comment:  Confirm supplementally that there will be no layering of management fees under the Fund’s structure.

Response:  The Fund confirms supplementally that there will be no layering of management fees under the Fund’s structure.  Disclosure has been added to the Fund’s prospectus that states that the Advisor will provide advisory services to the Subsidiary as part of its overall advisory services to the Fund and that it will not receive a separate fee for its advisory services to the Subsidiary.

Ms. Deborah O'Neal Johnson
January 11, 2012

13.   Comment:  Discuss supplementally why the Subsidiary would have its own subsidiary.

Response:  To the extent the Subsidiary invests through one or more Second-tier Subsidiaries it will be for purposes of limiting liability as between CTAs.  In addition, the Subsidiary may invest through a Second-tier Subsidiary to allow for daily liquidity and valuation that the Subsidiary may not otherwise be able to achieve by investing in a public or private Underlying Vehicle offered by a CTA.

14.   Comment:  In the “Fixed Income Investments” section on p. 3, define “duration” and provide an example of how duration differs from maturity.

Response:  The requested change has been made.

15.   Comment:  In “Credit Risk” include the following parenthetical after “below investment grade bonds”: (e.g., high yield or junk bonds).

Response:   The requested change has been made.

16.   Comment:  Disclose whether the commodity trading advisors will also charge a fixed fee in addition to performance-based fees.

Response:  The requested disclosures have been made.

17.   Comment:  Discuss supplementally how the Fund plans to proceed if the IRS does not grant its request for a private letter ruling prior to the registration statement for the Fund becoming effective.

Response:  The IRS is currently reviewing matters with respect to the tax treatment of certain commodity investments made by mutual funds and has suspended the issuance of private letter rulings similar to the one requested by the Fund.  Given the current IRS “pause” in the private letter ruling process, the Fund is waiting to see what additional guidance the IRS may provide in this area and has not yet made any determination with respect to its plans.

18.   Comment:  In the Statement of Additional Information, on p. 21 in the first sentence of the Wholly-Owned Subsidiary section include “in” following “(the “Subsidiary”)”.

Response:  The requested change has been made.

Ms. Deborah O'Neal Johnson
January 11, 2012

Wholly-Owned Subsidiary

19.   Please respond to the Staff’s comments on wholly-owned subsidiaries for both the Subsidiary and any Second-tier Subsidiary.

(a)   Comment:  Confirm supplementally whether all Subsidiary expenses will be included in the Fund’s “Annual Fund Operating Expenses” table.

Response:  All Subsidiary expenses will be included in the Fund’s “Annual Fund Operating Expenses” table.  The Subsidiary’s financial statements will be consolidated with the Fund’s financial statements and, to the extent the Subsidiary invests through a Second-tier Subsidiary, the financial statements of such Second-tier Subsidiary will also be consolidated with the Fund’s financial statements to the extent required by GAAP.  Therefore, the expense information included in the Fund’s “Annual Fund Operating Expenses” table will reflect the Fund’s, the Subsidiary’s and any Second-tier Subsidiary’s expenses in the aggregate.

(b)   Comment:  Disclose whether the Subsidiary will be managed subject to the Fund’s compliance policies and procedures, including investment polices and restrictions, accounting policies, affiliated transactions, capital structure and leverage, liquidity, brokerage and valuation.

Response:  Disclosure has been added to the Fund’s prospectus that states that the Subsidiary will be subject to the same investment restrictions and limitations on a consolidated basis with the Fund, and follow the same compliance policies and procedures, as the Fund.  In addition, to the extent the Subsidiary invests through a Second-tier Subsidiary, such Second-tier Subsidiary would be subject to the same general investment restrictions and limitations as the Fund, but may not be subject to the same compliance policies and procedures as the Fund.

(c)   Comment:  Disclose who will provide advisory services to the Subsidiary and who will pay for such services.

Response:  Disclosure has been added to the Fund’s prospectus that states that the Advisor will provide advisory services to the Subsidiary as part of its overall advisory services to the Fund and that it will not receive a separate fee for its advisory services to the Subsidiary.  The Fund’s prospectus contains disclosure that the Fund may seek exposure to commodity trading strategies managed by independent CTAs by investing in Underlying Vehicles and that, to the extent the Fund invests in Underlying Vehicles, shareholders of the Fund will indirectly bear the fees and expenses of any Underlying Vehicle, including fees paid to CTAs.

Ms. Deborah O'Neal Johnson
January 11, 2012

(d)   Comment:  Disclose whether the financial statements of the Subsidiary will be consolidated with the financial statements of the Fund and whether the consolidated financial statements will be provided in the Fund’s annual and semi-annual reports to shareholders.

Response:  Disclosure has been added that states that the financial statements of the Subsidiary will be consolidated with the financial statements of the Fund and that the consolidated financial statements will be provided in the Fund’s annual and semi-annual reports to shareholders.  To the extent the Subsidiary invests through a Second-tier Subsidiary, and to the extent required by GAAP, the financial statements of such Second-tier Subsidiary will also be consolidated with the financial statements of the Fund and included in the Fund’s annual and semi-annual reports to shareholders.

(e)   Comment: Confirm supplementally whether the Subsidiary’s financial statements will be audited and whether the audited financial statements will be filed with the SEC.

Response:  The Subsidiary’s (and as applicable a Second-tier Subsidiary’s) financial statements will be consolidated with the Fund’s financial statements.  The consolidated financial statements will be audited by Ernst & Young LLP and filed with the SEC in the Fund’s annual report to shareholders.  The Fund’s semi-annual report to shareholders will contain unaudited consolidated financial statements and will be filed with the SEC.  The Subsidiary (and as applicable a Second-tier Subsidiary) will not prepare separate financial statements that will be audited and filed with the SEC.

(f)   Comment:  Confirm supplementally whether the Subsidiary will enter into a management agreement that meets the requirements of Section 15(a) of the 1940 Act.

Response:  While the Subsidiary is not required to be registered as an investment company and, therefore, is not required to enter into a management agreement that complies with Section 15(a) of the 1940 Act, the Subsidiary intends to enter into a management agreement that substantially complies with the requirements of Section 15(a).  The Subsidiary intends to enter into a management agreement with William Blair & Company, L.L.C. (“William Blair”) that: (1) is in writing; (2) will initially be approved by the Fund as the sole shareholder of the Subsidiary; (3) describes the compensation to be paid (i.e., William Blair will not be compensated by the Subsidiary); (4) will continue in effect for a period more than two years from the date of its execution only so long as the board or a majority of the outstanding voting securities approves its continuance annually; (5) provides that it may be terminated on 60 days’ notice; and (6) provides for automatic termination in the event of its assignment (as that term is defined in the 1940 Act).

Ms. Deborah O'Neal Johnson
January 11, 2012

A Second-tier Subsidiary is not expected to be required to be registered as an investment company and, therefore, the Fund does not expect that a Second-tier Subsidiary will enter into a management agreement that complies with Section 15(a) of the 1940 Act.

(g)   Comment:  Confirm supplementally whether the Subsidiary’s board of directors will comply with the requirements of Section 10 and Section 16 of the 1940 Act or confirm that the Advisor will bring material matters relating to the Subsidiary to the Fund’s Board of Trustees.

Response:  The Subsidiary’s board of directors will not comply with the requirements of Sections 10 and 16 of the 1940 Act.  The Subsidiary is not required to be registered as an investment company and, therefore, its board of directors is not subject to the requirements of Sections 10 and 16 of the 1940 Act.  The Fund is the sole shareholder of the Subsidiary and controls the Subsidiary.  The Subsidiary cannot take any extraordinary actions without the consent of the Fund.  The Fund believes that no additional shareholder protections would be provided by having the Subsidiary’s board of directors comply with Sections 10 and 16 of the 1940 Act and complying with Sections 10 and 16 of the 1940 Act could increase the costs associated with the Subsidiary through directors’ fees and additional administrative burdens.  To reduce expenses and for administrative ease, the Interested Trustees of the Trust (who are also employees of the Advisor) will serve as the members of the Subsidiary’s board of directors.  The Advisor has confirmed that it undertakes to bring all material matters relating to the Subsidiary to the Fund’s Board of Trustees in the same manner and to the same extent that it would bring material matters relating to the Fund to the Board of Trustees.

A Second-tier Subsidiary is not expected to be required to be registered as an investment company and, therefore, the Fund does not expect that the board of directors of a Second-tier Subsidiary will comply with the requirements of Sections 10 and 16 of the 1940 Act.

(h)   Comment:  Confirm supplementally whether the Subsidiary will employ the same auditor and custodian as the Fund.

Response:  Ernst & Young LLP, the Fund’s independent auditor, will audit the consolidated financial statements of the Fund and the Subsidiary (and as applicable a Second-tier Subsidiary).  The assets of the Subsidiary will be maintained by State Street Bank and Trust Company, the Fund’s custodian.

(i)   Comment:  Provide supplementally an analysis regarding the liquidity of the Fund’s investment in the Subsidiary.

Ms. Deborah O'Neal Johnson
January 11, 2012

Response:  The Fund will consider its investment in the Subsidiary and, to the extent applicable, a Second-tier Subsidiary to be liquid because the Fund may redeem its interest in the Subsidiary or Second-tier Subsidiary within seven business days.

(j)   Comment: Confirm supplementally whether the Subsidiary will consent to examination of its books and records by the SEC.

Response:  The Fund, on behalf of the Subsidiary, consents to examination of the Subsidiary’s books and records by the SEC.

(k)   Comment:  Confirm supplementally whether the Subsidiary and its directors will sign the Fund’s registration statement.

Response:  The directors of the Subsidiary have confirmed that the Subsidiary and its directors will sign the Fund’s registration statement.

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If you have any questions regarding these responses, please call me at (312) 609-7753.

Very truly yours, /s/ John S. Marten John S. Marten

cc:        Richard W. Smirl (William Blair & Company L.L.C.)
Andrew T. Pfau (William Blair  Company L.L.C.)
Colette M. Garavalia (William Blair & Company L.L.C.)
Maureen A. Miller (Vedder Price P.C.)